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                              March 12, 2021

       Bronson Crouch
       Chief Executive Officer
       Instil Bio, Inc.
       3963 Maple Avenue, Suite 350
       Dallas, TX 75219

                                                        Re: Instil Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253620

       Dear Mr. Crouch:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 26, 2021

       Capitalization, page 83

   1. It appears that your total capitalization reflected in the Actual column should be $292,367 rather than $252,768.
If you continue to believe that your capitalization is $252,768 please provide us with your
calculation.
       Dilution, page 85

   2. Historical net tangible book value (deficit) should exclude convertible preferred stock classified outside of
equity. Please revise the calculation or advise as to the
                                                        appropriateness of your
calculation.
 Bronson Crouch
Instil Bio, Inc.
March 12, 2021
Page 2
Stock-Based Compensation, page 97

3. Please update the table of stock options to include the estimated fair value for the grant issuances in 2021. Please quantify the amount of the stock compensation expense you expect to recognize for these grants in 2021.
Critical Accounting Policies and Estimates
Stock Valuations, page 98

4. Please refer to your response to comment 11 of our letter dated February 5, 2021. Please provide us with your analysis of the reassessed fair value of common stock related to the options granted in 2021. Please explain the difference between the fair value of common stock in 2021 and the estimated offering price.
Financial Statements
Note 5. Transactions With Immetacyte, page F-18

5. We see that you acquired Immetacyte for a total purchase price of $15.4 million in March
      2020 and it appears to have a significant impact on your business. Please tell us your consideration of the significance tests outlined in Rule 8-04 of Regulation S-X and tell us how you concluded you did not need to provide audited financial statements of the acquiree. As part of your response provide us with the results of your significance tests.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-
3257 with any other questions.



                                                             Sincerely,
FirstName LastNameBronson Crouch
                                                             Division of
Corporation Finance
Comapany NameInstil Bio, Inc.
                                                             Office of Life
Sciences
March 12, 2021 Page 2
cc:       Madison A. Jones
FirstName LastName